PROSPECTUS SUPPLEMENT
(To Prospectus dated November 21, 1996)

                        3,000,000 Shares

                  URBAN SHOPPING CENTERS, INC.
                          COMMON STOCK

                      --------------------

     Urban Shopping Centers, Inc. (the "Company") is a self-administered and self-managed real estate investment trust (a "REIT") focused on owning, managing, leasing, acquiring, developing and redeveloping a portfolio of super-regional and regional malls located throughout the United States, particularly high-quality regional malls. The Company currently owns interests in nine regional malls (including one under construction that is scheduled to open in February 1997) and three community centers and, through its interest in Urban Retail Properties Co. (the "Management Company"), participates economically in one of the nation's largest managers of retail properties.

     This Prospectus Supplement relates to the offering (the "Offering") by the Company of shares of its common stock, par value $.01 per share, (the "Common Stock"). See "Underwriting." The Common Stock is currently listed on the New York Stock Exchange (the "NYSE") under the symbol "URB." On November 20, 1996, the closing price of the Company's Common Stock, as reported by the NYSE, was $26.25 per share. The Company has paid regular quarterly distributions to holders of its Common Stock, and it expects to continue to pay distributions in the future. See "Price Range of Common Stock and Distributions."

     To help ensure that the Company qualifies as a REIT for federal income tax purposes, transfer of shares of Common Stock is restricted and ownership by any person is limited to 4.9% of the number or value of the issued and outstanding shares of the Common Stock, subject to certain exceptions. See "Description of Common Stock - Restrictions on Transfer" in the accompanying Prospectus.

                      --------------------

THESE SECURITIES  HAVE NOT BEEN  APPROVED OR DISAPPROVED  BY THE
   SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES
     COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMIS-
     SION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE PROSPECTUS TO WHICH IT RELATES.  ANY REPRE-
        SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      --------------------


     Lehman Brothers Inc. (the "Underwriter") has agreed to purchase from the Company the shares of Common Stock offered hereby at a purchase price of $25.00 per share, resulting in total net proceeds to the Company of $75,000,000, before deducting expenses payable by the Company, estimated at approximately $150,000. The
Company has granted to the Underwriter a 30-day option to purchase up to 300,000 additional shares of Common Stock at a purchase price of $25.00 per share, solely to cover over-allotments, if any. If such option is exercised in full, the total net proceeds to the Company will be $82,500,000, before deducting expenses payable by the Company, estimated at approximately $150,000.



     The Common Stock offered hereby may be offered by the Underwriter from time to time in one or more transactions on the NYSE or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. See "Underwriting."

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities
Act of 1933, as amended (the "Securities Act").  See
"Underwriting."

                      --------------------

     The shares of Common Stock offered by this Prospectus Supplement and the accompanying Prospectus are offered by the Underwriter subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the Underwriter and to certain further conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Lehman Brothers Inc., New York, New York on or about November 26, 1996.

                      --------------------

                         LEHMAN BROTHERS
November 21, 1996














































































     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     THE FOLLOWING INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS OR INCORPORATED HEREIN OR THEREIN BY REFERENCE. CERTAIN TERMS USED BUT NOT DEFINED HEREIN ARE AS DEFINED IN THE ACCOMPANYING PROSPECTUS.



















                           THE COMPANY

     The Company was formed in May 1993 to continue the regional mall business of JMB Realty Corporation ("JMB Realty") and certain of its affiliates in owning, managing, leasing, acquiring, developing and redeveloping a portfolio of super-regional and regional malls located throughout the United States. The Company is a self-administered real estate company with a focus on high-quality regional malls. The management of the Company and its subsidiaries has been involved in the retail business for over 25 years.

     The Company owns, through its approximately 65% ownership interest in Urban Shopping Centers, L.P. (the "Operating Partnership"), interests in some of the premier super-regional and regional malls in the United States, including Water Tower Place (Chicago, Illinois), Oak Brook Center (Oak Brook, Illinois), and MainPlace (Orange County, California). The Company owns interests in nine regional malls (including one under construction that is scheduled to open in February 1997) and three community centers (collectively, the "Properties"). In addition, through its interest in the Management Company, the Company participates economically in one of the nation's largest managers of retail properties. The Company intends to grow its portfolio through acquisition and development of regional malls and expansion of certain existing Properties.

     The Company has elected to be taxed as a REIT for Federal income tax purposes and is self-administered. The Company's executive offices are located at 900 North Michigan Avenue, Suite 1500, Chicago, Illinois 60611, and its telephone number is (312) 915-2000. The Company is a Maryland corporation that was incorporated on May 12, 1993.


                         THE PROPERTIES

     The following table sets forth certain information with respect to the Properties (other than Old Orchard Center located in Skokie, Illinois which the Company has agreed to acquire, see "Recent Developments," and Wolfchase Galleria, in Memphis, Tennessee, which is under construction):

Property                  Location      Ownership   Total GLA(1)  Mall GLA(2)
-------------------  -----------------  ---------   ------------  -----------
Water Tower Place    Chicago, IL             55%         727,497     311,825
Oakbrook Center      Oak Brook, IL          100%       2,014,962     832,384
MainPlace            Santa Ana, CA          100%       1,116,401     455,901
Penn Square Mall     Oklahoma City, OK      100%       1,074,816     384,998
Coral Square Mall    Coral Springs, FL       50%         947,778     299,634
Miami International
Mall                 Miami, FL               40%         975,873     292,565
Valencia Town Center Valencia, CA            25%         673,114     280,195
Brandon Town Center  Brandon, FL            100%         969,554     360,370
New York Square      Aurora, IL             100%         115,685      16,760
Service Merchandise
Plaza                Columbus, OH           100%         133,987      69,968
The Plaza at Brandon
Town Center          Brandon, FL            100%         242,635      88,785

(1) Total GLA is the total gross retail space, including anchors and mall tenant areas.

(2)  Mall GLA is the total gross retail space, excluding anchors.











     The following is a brief description of each of the
Properties:

     Water Tower Place - Chicago, Illinois

     Water Tower Place is a 74-story mixed-use urban complex which contains approximately 3.1 million square feet of commercial, office and residential space. It was the first high-rise urban mixed-use facility ever built. The property has been recognized as one of the country's premier real estate projects and has won several national design awards. Water Tower Place is situated in the heart of a high-end retail corridor on North Michigan Avenue known as Chicago's Magnificent Mile. The project consists of an eight-level retail mall, one floor of corporate and professional office space, a four-level below-grade parking structure, a 22-story Ritz Carlton luxury hotel and 260 condominium units. The retail mall, office space and parking structure are included in the Company (the hotel and condominium units are not). The retail mall contains 727,497 total square feet. It is anchored by Marshall Field's and Lord & Taylor and includes 311,825 square feet of Mall GLA. The office component includes 93,877 rentable square feet and the garage contains 690 spaces.

     Water Tower Place is owned by a general partnership in which the Operating Partnership holds a 55% partnership interest and an unaffiliated third party holds a 45% partnership interest. Both partners must consent to any significant action. The partnership agreement provides that neither partner may transfer its interest in the partnership (other than to an affiliate) without the consent of the other partner and that each partner has a right of first refusal with respect to a sale by the other partner.

     Oakbrook Center - Oak Brook, Illinois

     Oakbrook Center is located approximately 18 miles west of downtown Chicago. The project consists of an approximate two million square foot retail regional mall, three office buildings, a hotel and a free-standing movie theater. Both the hotel and freestanding theater are lessees pursuant to long-term ground sub-leases from the Operating Partnership. The retail component contains 2,014,962 square feet, is anchored by Marshall Field's, Sears, Nordstrom, Neiman-Marcus, Lord & Taylor and Saks Fifth Avenue and includes 832,384 square feet of Mall GLA.

     The Operating Partnership owns 100% of Oakbrook Center.
Oakbrook Center is subject to a ground lease with an unaffiliated institutional investor which matures in December 2040 and provides options to renew for an additional 49 years upon expiration.

     MainPlace - Santa Ana, California

     MainPlace contains 1,116,401 total square feet. The mall is anchored by Macy's (formerly Bullock's), Nordstrom, and two
Robinsons-May Stores and includes 455,901 square feet of Mall
GLA.  The Operating Partnership owns 100% of MainPlace.

     The Company intends to pursue the possible addition of another department store at MainPlace, together with the possible addition of up to 30,000 square feet of Mall GLA, subject to the approval of the existing department stores and of the parties entitled to develop office and hotel improvements adjacent to
MainPlace.   These parties include affiliates of JMB Realty and
of Mr. Henry Segerstrom, one of the Company's disinterested directors.

     Penn Square Mall - Oklahoma City, Oklahoma

     Penn Square Mall contains 1,074,816 total square feet. The mall is anchored by Dillard's, Foley's, JCPenney and Montgomery Ward and includes 384,998 square feet of Mall GLA. Penn Square Mall was most recently expanded in 1995 with the addition of a 125,000 square foot JCPenney store and a reconfiguration and retenanting of an adjacent wing of the mall.
     The Operating Partnership owns 100% of Penn Square Mall. Penn Square Mall is subject to a ground lease with an unaffiliated third party which expires in September 2060.

     Coral Square Mall - Coral Springs, Florida

     Coral Square Mall contains 947,778 total square feet. The mall is anchored by two Burdines stores, Sears, JCPenney and Mervyn's and includes 299,634 square feet of Mall GLA.

     Coral Square Mall is owned by a general partnership in which the Operating Partnership holds a 50% partnership interest and an affiliate of Simon DeBartolo Group is the managing general partner owning a 50% interest. All major decisions of the partnership require the approval of both partners. Transfers of a partner's interest in the partnership (other than transfers to an affiliate) require the consent of the other partner and are subject to a right of first refusal.

     Miami International Mall - Miami, Florida

     Miami International Mall contains 975,873 total square feet.
The mall is anchored by two Burdines stores, Sears, JCPenney and Mervyn's and includes 292,565 square feet of Mall GLA.

     Miami International Mall is held by a joint venture in which an affiliate of Simon DeBartolo Group owns a 60% interest and the Operating Partnership owns a 40% interest. The Company increased its ownership interest in Miami International Mall to 40% in April 1996 when the Company and the Simon DeBartolo affiliate purchased the 27.55% share of the mall that was previously held by affiliates of JMB Realty. The Simon DeBartolo affiliate is the managing partner of the venture owning the property, subject to the approval of the Operating Partnership on all major decisions, including sale of the property, significant expenditures and major leasing decisions. Sales of partnership interests in both the venture owning the property and in the Simon DeBartolo affiliated partnership are subject to a right of first refusal by the other partner.

     Valencia Town Center - Valencia, California

     Valencia Town Center is located approximately 35 miles north of downtown Los Angeles in the Newhall Land and Farming Company's ("Newhall") master-planned community of Valencia. The mall contains 673,114 total square feet. It is anchored by Sears, Robinsons-May and JCPenney and includes 280,195 square feet of Mall GLA. Valencia Town Center opened in September 1992.

     Valencia Town Center is owned by a limited partnership between the Operating Partnership (a 25% limited partner) and Newhall (a 75% general partner), the landowner and master-planner for the surrounding 50,000-acre community. Newhall is unaffiliated with the Company. Newhall, as general partner, has sole authority to manage the affairs of the partnership, except that the Operating Partnership has a right to approve any sale of the property to any affiliate of Newhall. Each partner may sell or assign its partnership interest to an unaffiliated third party subject to a right of first refusal of the other partner. Any distributions with respect to the 25% interest of the Operating Partnership are subordinated to the return of Newhall's capital investment, plus a return thereon. The property currently operates subject to a ground lease (with Newhall as the lessor) which will expire in December 2022. The partnership has an option to purchase the fee interest at any time at a predetermined price.

     Brandon Town Center - Brandon, Florida

     Brandon Town Center contains 969,554 total square feet. It is anchored by JCPenney, Dillard's, Sears and Burdines and includes 360,370 square feet of Mall GLA. The Operating
Partnership owns 100% of Brandon Town Center.

     New York Square - Aurora, Illinois

     New York Square is located approximately 30 miles west of downtown Chicago. The center contains 115,685 total square feet. It is anchored by Kohl's and OfficeMax (a subsidiary of Kmart Corporation) and contains 16,760 square feet of Mall GLA. The Operating Partnership owns 100% of New York Square.

     Service Merchandise Plaza - Columbus, Ohio

     Formerly called The Plaza at Sawmill Place, Service
Merchandise Plaza is located in the northwest quadrant of Columbus, Ohio. The center contains 133,987 total square feet.
It is anchored by Service Merchandise and includes 69,968 square feet of Mall GLA in two buildings, one of which is a 14,449 square foot outparcel.

     The Operating Partnership owns 100% of Service Merchandise
Plaza. The Operating Partnership also owns 8.5 acres of contiguous land which may be suitable for development as an addition to Service Merchandise Plaza.

     The Plaza at Brandon Town Center - Brandon, Florida

     The Plaza at Brandon Town Center is a 242,635 square foot community shopping center located adjacent to Brandon Town Center. The center opened in August 1994. It is anchored by Target (a subsidiary of Dayton Hudson Corp.) and Service Merchandise and includes 88,785 square feet of Mall GLA. The Operating Partnership owns 100% of The Plaza at Brandon Town Center.

     Wolfchase Galleria - Memphis, Tennessee

     Wolfchase Galleria is an approximate 1.1 million square foot regional mall currently under construction. It is being developed by the Management Company for the Operating Partnership and is expected to open in February 1997. It will be anchored by Dillard's, Goldsmith's, JCPenney and Sears and will contain approximately 360,000 square feet of Mall GLA. The Operating Partnership owns 100% of Wolfchase Galleria.


                       RECENT DEVELOPMENTS

     On November 7, 1996, the Operating Partnership announced that it had reached an agreement in principle to acquire the Old Orchard Shopping Center ("Old Orchard") for approximately $78 million in cash and the issuance of approximately $28 million in units of partnership interests ("Units") in the Operating Partnership, subject to approximately $160 million of existing indebtedness. Old Orchard, an open-air regional shopping center located in Skokie, Illinois, is currently owned 90% by an unaffiliated third party and 10% by an affiliate of JMB Realty. Completion of the acquisition is subject to the negotiation and execution of a definitive agreement, satisfactory completion of customary due diligence reviews and other customary closing conditions. There can be no assurance that the acquisition of Old Orchard will be completed. Old Orchard is currently managed by the Management Company. Assuming all closing conditions are satisfied or waived, the acquisition is expected to close by the end of 1996. Upon closing, the Operating Partnership will own 100% of Old Orchard. The Units to be issued will be of a new class of cumulative convertible redeemable preferred Units. The cash portion of the acquisition price is expected to be funded primarily from the proceeds of this Offering.

     Old Orchard contains 1.7 million square feet of retail space and is anchored by Marshall Field's which owns it own store, Saks Fifth Avenue, Nordstrom, Lord & Taylor and Bloomingdale's. In addition, Old Orchard contains 120 other stores, theaters and restaurants. Old Orchard includes approximately 675,000 square feet of Mall GLA and contains parking for over 7,500 vehicles and 60,000 square feet of office space. A predecessor to the Company originally opened Old Orchard in 1956. Most recently the property was extensively redeveloped by the Management Company for the existing owners in 1994 and 1995. The redevelopment included the expansion and renovation of existing anchors, the addition of two new anchors (Nordstrom and Bloomingdale's), the renovation, expansion and retenanting of the mall stores and the construction of two new multi-level parking decks.

     Assuming completion of the acquisition of Old Orchard, the Company will own interests in thirteen shopping centers comprised of approximately 11 million square feet of existing space and one million square feet in a regional mall currently under construction that is scheduled to open in February 1997.


                         USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be $74,850,000 ($82,350,000 if the Underwriter's over-allotment option is exercised in full). The Company intends to use the net proceeds of the Offering to partially fund the acquisition of Old Orchard. In the event the Company does not acquire Old Orchard, the net proceeds of the Offering will be used for general corporate purposes, including the repayment of indebtedness.


          PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The Company's Common Stock is listed for trading on the NYSE under the symbol "URB." The following table sets forth the range of high and low sales prices of the Common Stock as reported on the NYSE, as well as the dividends declared and made, for the fiscal periods indicated:

                                         High       Low      Dividends(1)
                                        ------     ------    ------------
Year ended December 31, 1994
   First quarter                       $23.875    $20.875       $0.410
   Second quarter                       23.000     20.750        0.470
   Third quarter                        23.250     21.500        0.470
   Fourth quarter                       22.250     18.750        0.470

Year ended December 31, 1995(2)
   First quarter                       $20.875    $19.750       $0.485
   Second quarter                       22.125     19.875        0.485
   Third quarter                        22.375     20.250        0.485
   Fourth quarter                       22.500     20.125        0.485

Year ending December 31, 1996
   First quarter                        22.375     20.125       $0.495
   Second quarter                       24.250     22.125        0.495
   Third quarter                        25.375     22.875        0.495
   Fourth quarter
   (through November 20, 1996)          27.875     24.250        0.495(3)

(1) Distributions are declared and paid in the quarter immediately following the quarter in which they are earned.

(2) Of the total dividends paid in 1995, 63.69% was treated as ordinary income, 26.62% was treated as long-term capital gain and 9.69% was treated as a return of capital for federal income tax purposes.

(3) The record date for this dividend is November 19, 1996 and the payment date is expected to be December 6, 1996.

     On November 20, 1996, the last reported sale price of the Common Stock on the NYSE was $26.25 per share. The Company has paid, and expects to continue to pay, dividends to its shareholders on a quarterly basis.

     As of November 15, 1996, there were approximately 440 holders of record of the outstanding Common Stock and the Company estimates that, at such date, there were approximately 10,000 beneficial holders.


                          UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement between the Underwriter and the Company (the "Underwriting Agreement"), the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 3,000,000 shares of Common Stock at the price set forth on the cover page of this Prospectus Supplement.

     The Underwriting Agreement provides that the Underwriter's obligation to purchase the shares of Common Stock is subject to the satisfaction of certain conditions, including the receipt of certain legal opinions. The nature of the Underwriter's obligation is such that it is committed to purchase all of the shares of Common Stock if any are purchased.

     The Underwriter has advised the Company that it proposes to offer the shares of Common Stock offered hereby for sale, from time to time, to purchasers directly or through agents, or through brokers in brokerage transactions on the NYSE, or to underwriters or dealers in negotiated transactions or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Brokers, dealers, agents and underwriters that participate in the distribution of the shares of Common Stock offered hereby may be deemed to be underwriters under the Securities Act. Those who act as underwriter, broker, dealer or agent in connection with the sale of the shares of Common Stock offered hereby will be selected by the Underwriter and may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

     The Company has granted to the Underwriter an option to purchase up to an additional 300,000 shares of Common Stock at a purchase price of $25.00 per share, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus Supplement.

     The Company has agreed not to, directly or indirectly, offer, sell, contract to sell, grant any options for the sale of or otherwise dispose of any shares of Common Stock, or any security convertible into or exercisable for shares of Common Stock, for a period of 90 days from the completion of this Offering, without the prior written consent of Lehman Brothers Inc., except for the issuance of shares of Common Stock and Units in connection with the Company's 1993 Stock Option Plan, as amended, the exchange of Units for shares of Common Stock and except that the Company may issue shares of Common Stock or unit voting common stock (or securities convertible into or exercisable for shares of Common Stock), respectively, in connection with the acquisition of real property or direct or indirect interests in real property.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities
Act, or to contribute to payments that the Underwriter may be required to make in respect thereof.









                 SAFE HARBOR STATEMENT UNDER THE
        PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     Certain statements set forth herein or incorporated by reference herein from the Company's filings under the Securities Exchange Act of 1934, as amended (see "Incorporation by Reference" in the accompanying Prospectus), contain forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the actual results may differ materially from those set forth in the forward-looking statements. Certain factors that might cause such differences include general economic conditions and local real estate conditions. Consequently, such forward-looking statements should be regarded solely as reflections of the Company's current operating and development plans and estimates. The plans and estimates are subject to revision from time to time as additional information becomes available, and actual results may differ from those indicated in the referenced statements.


                          LEGAL MATTERS

     The legality of the Common Stock offered hereby, and certain other legal matters, will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois and certain legal matters will be passed upon for the Underwriter by Skadden, Arps, Slate, Meagher & Flom (Illinois). Mayer, Brown & Platt has in the past represented and is currently representing the Company and certain of its affiliates. Susan Getzendanner, a partner with the firm of Skadden, Arps, Slate, Meagher & Flom (Illinois), is a director of the Company and currently owns options to purchase 6,000 shares of the Company's Common Stock.


                             EXPERTS

     The consolidated financial statements and schedule of the Company and consolidated partnerships as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement, and the statements of operations of Old Orchard Shopping Center for the years ended December 31, 1995, 1994 and 1993 have been included herein and in the Registration Statement, in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, which report on the consolidated financial statements of the Company is incorporated by reference herein and which report on the statements of operations of Old Orchard Shopping Center appears elsewhere herein, and upon the authority of such firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the consolidated financial statements of the Company refers to a change in the Company's method of accounting for its investment in the Management Company from the cost method to the equity method in 1995.



















                  INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Report                                            F-2

Statements of Operations for Old Orchard Shopping Center for the
nine months ended September 30, 1996 (unaudited) and the years
ended December 31, 1995, 1994 and 1993                                  F-3

Notes to Statements of Operations for the nine months ended
September 30, 1996 (unaudited) and the years ended December 31,
1995, 1994 and 1993                                                     F-4

Pro Forma Financial Statements                                          F-6

Pro Forma Condensed Consolidated Balance Sheet as of September 30,
1996 (unaudited)                                                        F-7

Pro Forma Condensed Consolidated Statement of Operations for the
nine months ended September 30, 1996 (unaudited)                        F-8

Pro Forma Condensed Consolidated Statement of Operations for the
year ended December 31, 1995 (unaudited)                                F-9

Notes to Pro Forma Financial Statements at September 30, 1996 and
for the nine months ended September 30, 1996 and the year ended
December 31, 1995 (unaudited)                                          F-10













































                  INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Urban Shopping Centers, Inc.:


     We have audited the accompanying Statements of Operations of Old Orchard Shopping Center (Old Orchard) for the years ended December 31, 1995, 1994 and 1993. These Statements are the responsibility of management. Our responsibility is to express an opinion on the Statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statements. We believe that our audits provide a reasonable basis for our opinion.

     As explained in Note 1, the accompanying Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission.
The presentation is not intended to be a complete presentation of Old Orchard's revenues and expenses.

     In our opinion, the Statements referred to above present fairly, in all material respects, certain revenues and expenses of Old Orchard for the years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.


                                        KPMG PEAT MARWICK LLP


Chicago, Illinois
November 21, 1996


















                          URBAN SHOPPING CENTERS, INC.

                           OLD ORCHARD SHOPPING CENTER

                        STATEMENTS OF OPERATIONS (NOTE 1)

        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED) AND THE
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                ($000's omitted)

                              Nine
                             Months
                             Ended
                         September 30,
                             1996              Year  Ended December 31,
                         ------------  ----------------------------------------
                          (Unaudited)      1995          1994          1993
                         ------------  ------------  ------------  ------------
Revenues:
 Shopping center and
  office revenues:
   Minimum rents         $     13,319  $     13,529  $      4,810  $      4,168
   Percentage rents               557         1,129           804         1,053
   Recoveries from
    tenants                     8,158         7,473         3,475         2,437
   Other                        1,099           698           221            87
                         ------------  ------------  ------------  ------------
                               23,133        22,829         9,310         7,745
Interest income                   514           682           178            --
                         ------------  ------------  ------------  ------------

                               23,647        23,511         9,488         7,745
                         ------------  ------------  ------------  ------------

Expenses:
 Shopping center and
  office expenses:
   Real estate taxes            4,650         3,675         3,030         2,354
   Utilities                    1,064         1,267           506           701
   Repairs and
    maintenance                 2,279         2,147         1,710         1,450
   Advertising                    458           959            --            --
   Other operating              1,073         2,358         1,576         1,143
                         ------------  ------------  ------------  ------------
                                9,524        10,406         6,822         5,648
 Mortgage interest              9,648         8,890         2,164         1,003
                         ------------  ------------  ------------  ------------

                               19,172        19,296         8,986         6,651
                         ------------  ------------  ------------  ------------

     Operating income    $      4,475  $      4,215  $       502   $      1,094
                         ============  ============  ============  ============






               See accompanying notes to statements of operations.

                  URBAN SHOPPING CENTERS, INC.

                NOTES TO STATEMENTS OF OPERATIONS

      NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED) AND
          YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                        ($000's omitted)



(1)  BASIS OF PRESENTATION

     The accompanying historical statements of operations for Old Orchard Shopping Center (Old Orchard) are presented in conformity with Rule 3-14 of the Securities and Exchange Commission. The statements of operations are not representative of the actual operations for the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994 and 1993, as certain revenues and expenses, which may not be comparable to the revenues and expenses expected to be incurred in the future operations have been excluded. Revenues and expenses excluded consist of income from the 1993 bankruptcy settlement with Federated Department Stores, Inc., interest income on short-term investments, management fees, and depreciation and amortization. Interest income reflected in the accompanying historical statements of operations represents interest on two notes receivable anticipated to be acquired upon acquisition of Old Orchard by Urban Shopping Centers, Inc. (Urban).

     In 1994 and 1995, the property was extensively redeveloped by Urban Retail Properties Co. (the Management Company) for the current owners. The redevelopment included the expansion and renovation of existing anchors, the addition of two new anchors, the renovation, expansion and retenanting of the mall stores and the construction of two new multi-level parking decks. The average mall shop occupancy for the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994 and 1993, was approximately 88%, 85%, 35% and 45%, respectively.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Investment Property

     Repair and maintenance expenses are charged to operations as incurred. Significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

     Revenue Recognition

     Minimum rent is recognized on a straight-line basis over the terms of the related leases.

     Income Taxes

     Old Orchard will be owned by Urban through Urban Shopping Centers, L.P. Urban operates as a real estate investment trust
(REIT) and under the provision of the Internal Revenue Code, a REIT will generally not be subject to Federal and state income taxes.

     Use of Estimates

     The preparation of statements of operations in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting periods.
Actual results could differ from those estimates.



                  URBAN SHOPPING CENTERS, INC.

          NOTES TO STATEMENTS OF OPERATIONS - CONTINUED


(3)  MORTGAGE NOTES PAYABLE

     Urban anticipates assuming outstanding debt of approximately $160,000 in connection with the acquisition of Old Orchard. The debt consists of three notes (i) two $52,500 notes which required monthly interest payments through October 1, 1996 and require monthly principal and interest payments from November 1, 1996 through maturity of September 16, 2000, at an interest rate of 9.09% and (ii) a $55,000 note which required monthly interest payments through October 1, 1996 and requires monthly principal and interest payments from November 1, 1996 through maturity of September 16, 2000, at an interest rate of 7.45%. These loans were issued in 1994 in connection with the renovation of Old Orchard and as of September 30, 1996 the outstanding amount on the loans, in the aggregate, was $149,865, of which $105,000 relates to the two $52,500 notes and $44,865 relates to the $55,000 note. Balances outstanding at December 31, 1995, 1994 and 1993 were $148,014, $79,161 and $23,478, respectively.
Mortgage interest in the accompanying statements of operations is net of amounts capitalized of $840, $1,312 and $571 for the years ended December 31, 1995, 1994 and 1993, respectively.


(4)  LEASES

     Management has determined that all leases relating to Old Orchard are properly classified as operating leases; therefore, rental income is reported when earned. Leases with tenants range in term from one to 48 years and generally provide for fixed minimum rents and reimbursement of operating costs. In addition, leases with shopping center tenants provide for additional rent based upon percentages of tenant sales volumes. One anchor tenant, Marshall Field's, owns their own store.

     Minimum lease payments to be received in the years 1996 to 2000, and thereafter, under the above lease agreements are $15,054, $14,847, $14,638, $14,688, $14,627, and $87,088,
respectively.




























                  URBAN SHOPPING CENTERS, INC.

                 PRO FORMA FINANCIAL STATEMENTS

                       SEPTEMBER 30, 1996

                           (Unaudited)



     The following unaudited pro forma condensed consolidated financial statements for Urban Shopping Centers, Inc. (Urban) reflect the anticipated acquisition by Urban of Old Orchard Shopping Center (Old Orchard). The pro forma condensed consolidated financial statements have been prepared based upon certain pro forma adjustments to the historical financial statements of Urban.

     The accompanying unaudited pro forma condensed consolidated balance sheet as of September 30, 1996 has been prepared as if Old Orchard had been acquired as of the balance sheet date.

     The accompanying unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 1996 and for the year ended December 31, 1995 have been prepared as if the Old Orchard acquisition had occurred as of January 1, 1995.

     The unaudited pro forma condensed consolidated financial statements do not purport to be indicative of the results which would actually have been obtained had the transactions described above been completed on the dates indicated or which may be obtained in the future. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the statements of operations for Old Orchard included herein.


































                          URBAN SHOPPING CENTERS, INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 1996

                                   (Unaudited)
                     ($000's omitted, except share amounts)


                                                   Pro Forma
                                  Historical      Adjustments       Pro Forma
                                 ------------     ------------     ------------
                Assets
Investment properties, net of
  accumulated depreciation        $   571,543     $    258,800 (a) $    830,343
Investments in unconsolidated
 partnerships and the Management
 Company                               29,230                            29,230
Cash, cash equivalents and
  short-term investments                4,548           (2,450)(b)        2,098
Interest, rents and other
 receivables                           10,251            7,600 (c)       17,851
Deferred expenses and other
 assets                                11,515                            11,515
                                 ------------     ------------     ------------

                                 $    627,087     $    263,950     $    891,037
                                 ============     ============     ============

Liabilities and Stockholders'
 Equity
Liabilities:
 Mortgage notes payable          $    281,705      $   160,000 (d) $    441,705
 Land sale-leaseback proceeds          75,000                            75,000
 Deferred lease accrual                15,667                            15,667
 Accounts payable and other
  liabilities                          23,681                            23,681
 Investments in unconsolidated
  partnerships                         36,925                            36,925

 Commitments and contingencies
                                 ------------     ------------     ------------
   Total liabilities                  432,978          160,000          592,978

Minority interest                      67,638           42,644 (e)      110,282








                          URBAN SHOPPING CENTERS, INC.

           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET - CONTINUED



                                                    Pro Forma
                                  Historical       Adjustments      Pro Forma
                                 ------------     ------------     ------------
Stockholders' equity:
 Common stock, $.01 par value,
  140,000,000 shares authorized,
  13,447,292 and 16,447,292
  historical and pro forma
  shares, respectively, issued
  and outstanding                         134               30 (f)          164
 Unit voting stock, $.01 par
  value, 5,000,000 shares
   authorized, 301,633 and
   344,058 historical and pro
   forma shares, respectively,
   issued and outstanding                   3               --                3
 Additional paid-in capital           259,258           61,276 (g)      320,534
 Retained earnings (deficit)         (132,924)                         (132,924)
                                 ------------     ------------     ------------
     Total stockholders'
      equity                          126,471           61,306          187,777
                                 ------------     ------------     ------------

                                 $    627,087     $    263,950     $    891,037
                                 ============     ============     ============























            See accompanying notes to pro forma financial statements.

                          URBAN SHOPPING CENTERS, INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                                   (Unaudited)
                     ($000's omitted, except share amounts)


                                                     Pro Forma
                                  Historical       Adjustments(h)    Pro Forma
                                 ------------      ------------    ------------
Revenues:
 Shopping center and office
  revenues:
   Minimum rents                 $     44,918     $     13,319     $     58,237
   Percentage rents                     2,752              557            3,309
   Recoveries from tenants             20,188            8,158           28,346
   Other                                1,405            1,099            2,504
                                 ------------     ------------     ------------
                                       69,263           23,133           92,396
 Interest income                        1,301              514            1,815
                                 ------------     ------------     ------------

                                       70,564           23,647           94,211
                                 ------------     ------------     ------------

Expenses:
 Shopping center and office
  expenses                             23,064            9,524 (i)       32,588
 Mortgage and other interest
  and ground rent                      13,759           10,214 (j)       23,973
 Depreciation, amortization
  and write-off of assets              16,068            5,870 (k)       21,938
 General and administrative             2,034                             2,034
                                 ------------     ------------     ------------

                                       54,925           25,608           80,533
                                 ------------     ------------     ------------











                          URBAN SHOPPING CENTERS, INC.

      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS - CONTINUED



                                                    Pro Forma
                                  Historical      Adjustments(h)     Pro Forma
                                 ------------     ------------     ------------
     Operating income (loss)           15,639           (1,961)          13,678

Income from unconsolidated
  partnerships and the
  Management Company                    1,991                             1,991
                                 ------------     ------------     ------------

     Income (loss) before other
       gains and minority
       interest                        17,630           (1,961)          15,669

Other gains                             1,328                             1,328
Minority interest                      (6,727)             418 (l)       (6,309)
                                 ------------     ------------     ------------

     Net income (loss)           $     12,231     $     (1,543)    $     10,688
                                 ============     ============     ============

     Net income per common and
       unit voting stock         $       0.89                      $       0.64
                                 ============                      ============

     Weighted average common and
      unit voting stock
      outstanding                13,742,708                          16,785,133
                                 ============                      ============
















            See accompanying notes to pro forma financial statements.

                          URBAN SHOPPING CENTERS, INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                   (Unaudited)
                     ($000's omitted, except share amounts)


                                                    Pro Forma
                                  Historical      Adjustments(h)     Pro Forma
                                 ------------     ------------     ------------
Revenues:
 Shopping center and office
  revenues:
   Minimum rents                 $     57,683     $     13,529     $     71,212
   Percentage rents                     3,414            1,129            4,543
   Recoveries from tenants             24,972            7,473           32,445
   Other                                2,971              698            3,669
                                 ------------     ------------     ------------
                                       89,040           22,829          111,869
 Interest income                        2,587              682            3,269
                                 ------------     ------------     ------------

                                       91,627           23,511          115,138
                                 ------------     ------------     ------------

Expenses:
 Shopping center and office
  expenses                             30,655           10,406 (i)       41,061
 Mortgage and other interest
  and ground rent                      18,905            9,645 (j)       28,550
 Depreciation, amortization and
  write-off of assets                  19,915            5,479 (k)       25,394
 General and administrative             2,428                             2,428
                                 ------------     ------------     ------------

                                       71,903           25,530           97,433
                                 ------------     ------------     ------------












                          URBAN SHOPPING CENTERS, INC.

      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS - CONTINUED



                                                    Pro Forma
                                  Historical      Adjustments(h)     Pro Forma
                                 ------------     ------------     ------------
     Operating income (loss)           19,724           (2,019)          17,705

Income from unconsolidated
 partnerships and the
  Management Company                    4,375                             4,375
                                 ------------     ------------     ------------

     Income (loss) before other
     gains, minority interest
     and extraordinary loss            24,099           (2,019)          22,080

Other gains                             4,496                              4,496
Minority interest                      (9,951)             497 (l)       (9,454)
                                 ------------     ------------     ------------

     Income (loss) before
      extraordinary loss         $     18,644     $     (1,522)    $     17,122
                                 ============     ============     ============

     Income before
      extraordinary loss per
      common and
      unit voting stock          $      1.36                       $       1.02
                                 ============                      ============

     Weighted average common and
     unit voting stock
     outstanding                 13,742,259                          16,784,684
                                 ============                      ============













            See accompanying notes to pro forma financial statements.

                  URBAN SHOPPING CENTERS, INC.

 NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS ENDED
     SEPTEMBER 30, 1996 AND THE YEAR ENDED DECEMBER 31, 1995

                           (Unaudited)
             ($000's omitted, except share amounts)


(a) The pro forma adjustment reflects Urban's anticipated acquisition of Old Orchard, including closing costs, as if it occurred on September 30, 1996.

(b) The pro forma adjustment reflects the use of working capital to fund, in part, the pro forma acquisition of Old Orchard.

(c) The pro forma adjustment reflects Urban's anticipated acquisition of two notes receivable in connection with the acquisition of Old Orchard.

(d) The pro forma adjustment reflects the anticipated assumption of Old Orchard's approximately $160,000 in mortgage notes payable upon purchase .

(e) The pro forma adjustment reflects (i) the anticipated issuance of $28,000 of convertible preferred operating partnership units in connection with the acquisition of Old Orchard and (ii) the reallocation of minority interest and stockholders' equity in connection with the issuance of common and unit voting stock. The preferred units have an anticipated distribution rate of 7.0% and a conversion price of $27.50 per unit to operating partnership units which in turn are convertible to common stock. The preferred units have a perpetual term with a seven year lock-out period. After seven years the units are callable only in the form of a common stock payment.

(f)  The pro forma adjustment reflects the par value of 3,000,000 shares of common stock anticipated to be issued at $25.50 per share in connection with the acquisition of Old Orchard.

(g) The pro forma adjustment reflects (i) the excess of net proceeds over par value from the issuance of 3,000,000 shares of common stock at $25.50 per share and 42,425 shares of unit voting common stock at $26.75 per share and (ii) the reallocation of minority interest and stockholders' equity in connection with the issuance of common and unit voting stock.

(h) The pro forma adjustments reflect, unless otherwise noted, certain historical revenues and expenses for Old Orchard.
     Interest income represents interest on the two notes receivable discussed in note (c) above.

(i) The pro forma adjustment excludes management fees due to the anticipated management by Urban Shopping Centers, L.P. As a result these fees are eliminated in consolidation.

(j) The pro forma adjustment reflects (i) interest expense on the differential between Old Orchard's $160,000 mortgage notes payable anticipated to be assumed upon purchase and the September 30, 1996, current outstanding balance of $149,865 and (ii) the historical interest expense for Old Orchard. Reference is made to Note 3 of Notes to Statements of Operations included herein for a further discussion of historical interest expense.

(k) The pro forma adjustment reflects the depreciation expense resulting from the acquisition of Old Orchard, assuming an asset life of 30 years and buildings and improvements of $234,800. During 1995, depreciation expense was provided only on assets in operation.



                  URBAN SHOPPING CENTERS, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -
                            CONTINUED

        SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS ENDED
     SEPTEMBER 30, 1996 AND THE YEAR ENDED DECEMBER 31, 1995

                           (Unaudited)
             ($000's omitted, except share amounts)


(l) The pro forma adjustment reflects (i) the adjustment for the operating partnership unit holders' share of pro forma income before extraordinary items and (ii) the distribution on the preferred units at a rate of 7.0%.
















































PROSPECTUS
----------

                  URBAN SHOPPING CENTERS, INC.
                          $200,000,000

        Preferred Stock, Depositary Shares, Common Stock,
                    Stock Warrants and Rights


     Urban Shopping Centers, Inc. (the "Company") may from time to time offer and sell in one or more series (i) its series preferred stock, par value $.01 per share ("Preferred Stock");
(ii) depositary shares representing entitlement to all rights and preferences of a fraction of a share of Preferred Stock of a specified series ("Depositary Shares"); (iii) its common stock, par value $.01 per share ("Common Stock"); (iv) warrants to purchase Preferred Stock ("Preferred Stock Warrants") and warrants to purchase Common Stock ("Common Stock Warrants"); or
(v) stockholder purchase rights entitling stockholders to subscribe for and purchase Offered Securities (as defined below) ("Rights"), with an aggregate public offering price of up to $200,000,000, on terms to be determined by market conditions at the time of offering. The Preferred Stock Warrants and Common Stock Warrants are collectively referred to herein as "Stock Warrants." The Preferred Stock, Depositary Shares, Common Stock, Stock Warrants and Rights (collectively, the "Offered Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, whether interests in the Preferred Stock will be represented by Depositary Shares, and any initial public offering price, along with any other relevant specific terms; (ii) in the case of Common Stock, any initial public offering price; (iii) in the case of Stock Warrants, the duration, offering price, exercise price and detachability, if applicable, along with any other relevant specific terms; and
(iv) in the case of Rights, the kind and number of Offered Securities which will be offered pursuant to the Rights, and the period during which and the price at which the Rights will be exercisable, along with any other relevant specific terms. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for Federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States
Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly by the Company, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Offered Securities.

                      --------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
                           SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
     HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
        SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
         ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
             TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      --------------------

 THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON
                               OR
    ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                  TO THE CONTRARY IS UNLAWFUL.

                      --------------------

        The date of this Prospectus is November 21, 1996
















































                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's outstanding Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Chicago Stock Exchange (the "CSE") under the symbol "URB", and all such reports, proxy statements and other information filed by the Company with the NYSE and the CSE may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005 and at the offices of the CSE at One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This prospectus ("Prospectus"), which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


                   INCORPORATION BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-12278) pursuant to the Exchange Act are incorporated by reference in this Prospectus:

          (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

          (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and
          September 30, 1996; and

          (3) The description of the Common Stock included in the Company's Registration Statement on Form 8-A.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference herein, (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information). Requests should be directed to Urban Shopping Centers, Inc., 900 North Michigan Avenue, Suite 1500, Chicago, Illinois 60611, Attention: Secretary, telephone (312) 915-2000.


                           THE COMPANY

     The Company was formed in May 1993 to continue the regional mall business of JMB Realty Corporation ("JMB Realty") and certain of its affiliates in owning, managing, leasing, acquiring, developing and redeveloping a portfolio of super-regional and regional malls located throughout the United States. The Company is a self-administered real estate company with a focus on high-quality, fashion-oriented regional malls. The management of the Company and its subsidiaries has been involved in the retail business for over 25 years.

     The Company owns, through its ownership interest in Urban Shopping Centers, L.P. (the "Operating Partnership"), interests in some of the premier super-regional and regional malls in the United States, including Water Tower Place (Chicago, Illinois), Oak Brook Center (Oak Brook, Illinois), and MainPlace (Orange County, California). The Company owns interests in eight regional malls and three community centers (the "Properties"). In addition, through its interest in Urban Retail Properties Co. (the "Management Company"), the Company participates economically in one of the nation's largest managers of retail properties. The Company intends to grow its portfolio through acquisition and development of regional malls and expansion of certain existing Properties.

     The Company has elected to be taxed as a REIT for Federal income tax purposes and is self-administered. The Company's executive offices are located at 900 North Michigan Avenue, Suite 1500, Chicago, Illinois 60611, and its telephone number is (312) 915-2000. The Company is a Maryland corporation that was incorporated on May 12, 1993.


                         USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include acquisition and development of regional malls and community centers, capital improvements to existing Properties and repayment of certain then-outstanding secured or unsecured indebtedness.


                  CAPITAL STOCK OF THE COMPANY

     The authorized capital stock of the Company consists of 140,000,000 shares of Common Stock, 5,000,000 shares of unit voting common stock, par value $.01 per share ("Unit Voting Stock") and 5,000,000 shares of Preferred Stock. No holder of any class of capital stock of the Company will have any preemptive right to subscribe to any securities of the Company except as may be granted by the Board of Directors in authorizing the issuance of a class of Preferred Stock.


                   DESCRIPTION OF COMMON STOCK

General

     The following description sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement which provides for Common Stock issuable pursuant to subscription offerings or rights offerings or upon conversion of Preferred Stock which is offered pursuant to such Prospectus Supplement and convertible into Common Stock for no additional consideration. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Articles of Incorporation and Bylaws.

     Each outstanding share of Common Stock entitles the holder to one vote on all matters voted on by stockholders, including the election of directors. All shares of Common Stock issued will be duly authorized, fully paid and non-assessable. Distributions may be paid to the holders of Common Stock when, as and if declared by the Board of Directors of the Company out of funds legally available therefor. The Company currently pays regular quarterly dividends. If the Company is liquidated, each outstanding share of Common Stock and Unit Voting Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company and the rights of holders of any Preferred Stock. The rights of holders of Common Stock are subject to the rights and preferences established by the Board of Directors for any Preferred Stock which may subsequently be issued by the Company. See "Description of Preferred Stock." First Chicago Trust Company of New York is the transfer agent and registrar for the Common Stock.

Unit Voting Stock

     Each outstanding share of Unit Voting Stock entitles the holder to 25 votes on all matters voted on by stockholders, including the election of directors. All shares of Unit Voting Stock are duly authorized, fully paid and non-assessable. Each share of Unit Voting Stock is entitled to share equally in distributions with the holders of Common Stock when, as and if declared by the Board of Directors of the Company out of funds legally available therefor. Upon any liquidation of the Company, each share of Unit Voting Stock is entitled, subject to the rights of any holders of Preferred Stock, to participate equally with each share of Common Stock in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company. Shares of Unit Voting Stock are freely transferrable, subject to applicable securities law limitations. In addition, upon any transfer of Unit Voting Stock (other than transfers to affiliates of the transferor) each share of Unit Voting Stock so transferred shall be automatically converted into a share of Common Stock on the same basis as discussed below.

     The Company's Articles of Incorporation provide that at the time of any issuance of Unit Voting Stock, the outstanding Unit Voting Stock as a class, after giving effect to such issuance, may not exceed 40% of the voting power of the then-outstanding capital stock of the Company entitled to vote in the election of directors. Further, Unit Voting Stock may only be issued to any person to provide such person a voting interest in the Company which does not exceed such person's economic interest in the Operating Partnership.

Exchange of Units and Unit Voting Stock into Common Stock

     Any holder of Units and Unit Voting Stock may exchange one share of Unit Voting Stock together with 24 Units for 25 shares of Common Stock at any time. Upon any such exchange, the shares of Unit Voting Stock will be returned to the authorized but unissued shares of Unit Voting Stock.


Restrictions on Transfer

     The Company's Articles of Incorporation contain certain restrictions on the number of shares of Common Stock that individual stockholders may own. For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), no more than 50% in value of its stock (after taking into account options to acquire stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities and constructive ownership among specified family members) during the last half of a taxable year (other than the first taxable year) or during a proportionate part of a shorter taxable year. The Common Stock must also be beneficially owned (other than during the first taxable year) by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because the Company expects to continue to qualify as a REIT, the Company's Articles of Incorporation contain restrictions on the acquisition of Common Stock intended to ensure compliance with these requirements.

     Subject to certain exceptions specified in the Company's Articles of Incorporation, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 4.9% (the "Ownership Limit") of the number or value of the issued and outstanding stock of the Company. The Company's Board of Directors, upon receipt of a ruling from the Internal Revenue Service (the "Service"), an opinion of counsel or other evidence satisfactory to the Board of Directors and upon such other conditions as the Board of Directors may direct, may also exempt a proposed transferee from the Ownership Limit. As a condition of such exemption, the intended transferee must give written notice to the Company of the proposed transfer no later than the fifteenth day prior to any transfer which, if consummated, would result in the intended transferee owning stock in excess of the Ownership Limit. The Board of Directors of the Company may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Company's status as a REIT. Any transfer of Common Stock that would (i) create a direct or indirect ownership of the Company's stock in excess of the Ownership Limit, (ii) result in the Company's stock being owned by fewer than 100 persons or (iii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the Common Stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines, which determination must be approved by the stockholders, that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

     The Company's Articles of Incorporation exclude from the foregoing ownership restriction JMB Realty and certain of its affiliates who would exceed the Ownership Limit as a result of the exchange of Units or Unit Voting Stock for Common Stock. These persons may also acquire additional stock through the Company's option plan, or a dividend reinvestment plan approved by the Company's Board of Directors, but in no event will such persons be entitled to acquire additional stock such that the five largest beneficial owners of the Company's stock hold more than 50% of the total outstanding stock. The Board of Directors has exempted Messrs. Bluhm and Malkin and their respective families from the foregoing ownership limits, provided that neither the Bluhm family nor the Malkin family may beneficially own in excess of 30% of the outstanding Common Stock or together beneficially own in excess of 35% of the outstanding Common Stock.

     All certificates representing shares of the Company's stock will bear a legend referring to the restrictions described above.





                 DESCRIPTION OF PREFERRED STOCK

General

     No shares of Preferred Stock are currently issued or outstanding. The Board of Directors is empowered, without the approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series and to determine the number of shares of each series and the rights, preferences, powers and limitations of each series, which may be senior to the rights of Common Stock or Unit Voting Stock. All shares of Preferred Stock issued will be duly authorized, fully paid and non-assessable.

     Reference is made to the Prospectus Supplement relating to the series of Preferred Stock offered thereby for the specific terms of such Preferred Stock, including:

     (1) The title and stated value of such series of Preferred
Stock;

     (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

     (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred
Stock;

     (4) The date from which dividends on such Preferred Stock shall cumulate, if applicable;

     (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

     (6) The provision for a sinking fund, if any, for such Preferred Stock;

     (7) The provision for redemption, if applicable, of such Preferred Stock;

     (8) Any listing of such Preferred Stock on any securities exchange;

     (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

     (10) Whether interests in such Preferred Stock will be represented by global securities;

     (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

     (12) A discussion of Federal income tax considerations applicable to such Preferred Stock;

     (13) The relative ranking and preferences of such Preferred
Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

     (14) Any limitations on issuance of any series of Preferred
Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

     (15) Any limitations on direct or beneficial ownership and restrictions on transfer of such Preferred Stock, in each case as may be appropriate to preserve the status of the Company as a REIT.

Rank

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock and to all equity securities ranking junior to such series of Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with such series of Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to such series of Preferred Stock. The rights of the holders of each series of Preferred Stock will be subordinate to those of the Company's general creditors.

Dividends

     Holders of each series of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

     Dividends on any series of Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are non-cumulative, then the holders of such Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If shares of Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on any other series of Preferred Stock of the Company ranking, as to dividends, on a parity with or junior to such series of Preferred Stock for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on Preferred Stock of such series for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and any other series of Preferred Stock ranking on a parity as to dividends with such series of Preferred Stock, all dividends declared upon Preferred Stock of such series and Preferred Stock of such other series ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on Preferred Stock of such series and Preferred Stock of such other series shall in all cases bear to each other the same ratio that accrued dividends per share on Preferred Stock of such series (which shall not include any cumulation in respect of unpaid dividends for prior dividend periods if such series of Preferred Stock does not have a cumulative dividend) and Preferred Stock of such other series bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Stock or other stock ranking junior to such series of Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock or any other stock of the Company ranking junior to or on a parity with such series of Preferred Stock as to dividends or upon liquidation, nor shall any Common Stock or any other stock of the Company ranking junior to or on a parity with such series of Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such stock) by the Company (except by conversion into or exchange for other stock of the Company ranking junior to such series of Preferred Stock as to dividends and upon liquidation).

     Any dividend payment made on a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to Preferred Stock of such series which remains payable.

Redemption

     If so provided in the applicable Prospectus Supplement, the Preferred Stock of a series will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such series of Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such series of Preferred Stock does not have a cumulative dividend, include any cumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of stock of the Company, the terms of such series of Preferred Stock may provide that, if no such stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, shares of Preferred Stock of such series shall automatically and mandatorily be converted into shares of the applicable stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all Preferred Stock of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on all Preferred Stock of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no Preferred Stock of any series shall be redeemed unless all outstanding Preferred Stock of such series is simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series, and, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all Preferred Stock of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on all Preferred Stock of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any Preferred Stock of such series (except by conversion into or exchange for stock of the Company ranking junior to such series of Preferred Stock as to dividends and upon liquidation).

     If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of Preferred Stock of such series in proportion to the number of shares of Preferred Stock of such series held by such holders (with adjustments to avoid redemption of fractional shares), by lot in a manner determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable.

     Notice of redemption will be mailed at least 30 days but not more than 90 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the Preferred Stock to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such Preferred Stock shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

Liquidation Preference

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of stock of the Company ranking junior to such series of Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any cumulation in respect of unpaid dividends for prior dividend periods if such series of Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock of such series will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock of such series and the corresponding amounts payable on all shares of other classes or series of stock of the Company ranking on a parity with such series of Preferred Stock in the distribution of assets, then the holders of Preferred Stock of such series and all other such classes or series of stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock of a series, the remaining assets of the Company shall be distributed among the holders of any other classes or series of stock ranking junior to such series of Preferred Stock upon liquidation, dissolution or winding up of the Company, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

Voting Rights

     Holders of Preferred Stock of each series will not have any voting rights, except as set forth below or in the applicable Prospectus Supplement or as otherwise required by applicable law. The following is a summary of the voting rights that, unless provided otherwise in the applicable Prospectus Supplement, will apply to each series of Preferred Stock.

     If six quarterly dividends (whether or not consecutive) payable on Preferred Stock of such series, or any other series of Preferred Stock ranking on a parity with such series of Preferred Stock with respect in each case to the payment of dividends, amounts upon liquidation, dissolution and winding up ("Parity Stock"), are in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors will be increased by two, and the holders of Preferred Stock of such series, voting together as a class with the holders of Parity Stock of any other series (any such other series, the "Voting Preferred Stock"), will have the right to elect two additional directors to serve on the Board of Directors at any annual meeting of stockholders or a properly called special meeting of the holders of Preferred Stock of such series and such Voting Preferred Stock and at each subsequent annual meeting of stockholders until all such dividends and dividends for the current quarterly period on Preferred Stock of such series and such other Voting Preferred Stock have been declared and paid or set aside for payment. Such voting rights will terminate when all such accrued and unpaid dividends have been declared and paid or set aside for payment. The term of office of all directors so elected will terminate with the termination of such voting rights. For so long as JMB Realty and its affiliates beneficially own in excess of 10% of the outstanding Common Stock, in any such vote by holders of Preferred Stock of such series, JMB Realty and its affiliates shall vote their Preferred Stock of such series, if any, in the same percentages as Preferred Stock of such series and Voting Preferred Stock that is not held by JMB Realty and its affiliates.

     The approval of two-thirds of the outstanding Preferred Stock of such series and all other series of Voting Preferred Stock similarly affected, voting as a single class, is required in order to (i) amend the Company's Articles of Incorporation to affect materially and adversely the rights, preferences or voting power of the holders of Preferred Stock of such series or Voting Preferred Stock, (ii) enter into a share exchange that affects the Preferred Stock of such series, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into the Company, unless in each such case each share of Preferred Stock of such series remains outstanding without a material and adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption thereof identical to that of a share of Preferred Stock of such series (except for changes that do not materially and adversely affect the holders of Preferred Stock of such series) or (iii) authorize, reclassify, create, or increase the authorized amount of any class of stock having rights senior to such series of Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. However, the Company may create additional classes of Parity Stock and other series of Preferred Stock ranking junior to such series of Preferred Stock with respect in each case to the payment of dividends, amounts upon liquidation, dissolution and winding up ("Junior Stock"), increase the authorized number of shares of Parity Stock and Junior Stock and issue additional series of Parity Stock and Junior Stock without the consent of any holder of Preferred Stock of such series.

     Except as provided above and as required by law, the holders of Preferred Stock of each series will not be entitled to vote on any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company.

     With respect to any matter as to which any series of Preferred Stock is entitled to vote, holders of Preferred Stock of such series and any Voting Preferred Stock will be entitled to cast the number of votes set forth in the applicable Prospectus Supplement with respect to such series of Preferred Stock and the Voting Preferred Stock. As a result of the provisions requiring the holders of a series of Preferred Stock to vote together as a class with the holders of one or more series of Parity Stock, it is possible that the holders of such series of Parity Stock could approve action that would adversely affect such series of Preferred Stock, including the creation of a class of stock ranking prior to such series of Preferred Stock as to dividends, voting or distributions of assets.

Conversion Rights

     The terms and conditions, if any, upon which Preferred Stock of any series is convertible into Common Stock will be set forth in the applicable Prospectus Supplement. Such terms will include the number of shares of Common Stock into which each share of such Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

Restrictions on Transfer

     See "Description of Common Stock-Restrictions on Transfer" for a discussion of the restrictions on the transfer of stock of the Company. In order to enable the Company to continue to qualify as a REIT, the Articles Supplementary for each series of Preferred Stock may contain certain provisions restricting the ownership and transfer of the Preferred Stock. Any such restrictions will be described in the applicable Prospectus Supplement.


                DESCRIPTION OF DEPOSITARY SHARES

General

     The Company may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In such event, the Company will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") to be entered into between the Company and a depositary specified in the applicable Prospectus Supplement (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. The statements made hereunder relating to the Deposit Agreement and the Depositary Receipts are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Deposit Agreement and the Depositary Receipts, which will be filed as exhibits to a document incorporated by reference in this Prospectus, are hereby incorporated herein by reference from the date of such filing and will be available from such date as described above under "Available Information."

Dividends and Other Distributions

     The Depositary will distribute all cash dividends received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of Depositary Shares owned by such holders. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and the balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holder.



     The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to the holders of the Depositary Shares.

Redemption

     If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of the Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata, by lot or by any other method as may be determined by the Depositary.

     After the date fixed for redemption, all rights of the holders of the Depositary Shares so called for redemption will cease, except the right to receive the redemption price upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

Voting Rights

     Upon receipt of notice of any meeting at which the holders of Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary may abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

Amendment and Termination of the Deposit Agreement

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.

Charges of Depositary

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement to be for their accounts.

Miscellaneous

     The Depositary will forward to holders of Depositary
Receipts all reports and communications from the Company that are delivered to the Depositary and that the Company is required to furnish to holders of Preferred Stock.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

Restrictions on Ownership

     In order to enable the Company to continue to qualify as a REIT, the Deposit Agreement may contain certain provisions restricting the ownership and transfer of Depositary Shares. Any such restrictions will be described in the applicable Prospectus Supplement and will be referenced on the applicable Depositary Receipts.


                  DESCRIPTION OF STOCK WARRANTS

     The Company may issue Stock Warrants for the purchase of Preferred Stock or Common Stock. Stock Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Stock Warrants. The statements made hereunder relating to the Stock Warrant Agreement and the Stock Warrants are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Stock Warrant Agreement and the certificates relating to each series of Stock Warrants, which will be filed as exhibits to a document incorporated by reference in this Prospectus, are hereby incorporated herein by reference from the date of such filing and will be available from such date as described above under "Available Information."


     If Stock Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Stock Warrants, including the following where applicable: (i) the offering price;
(ii) the aggregate number of shares purchasable upon exercise of such Stock Warrants, the exercise price, and in the case of Stock Warrants for Preferred Stock, the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Stock Warrants; (iii) the designation and terms of any series of Preferred Stock with which such Stock Warrants are being offered and the number of such Stock Warrants being offered with such Preferred Stock; (iv) the date, if any, on and after which such Stock Warrants and the related Preferred Stock or Common Stock will be transferable separately; (v) the date on which the right to exercise such Stock Warrants shall commence and the Expiration Date; (vi) any special United States Federal income tax consequences; and (vii) any other material terms of such Stock Warrants.

     Stock Warrant certificates may be exchanged for new Stock Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Stock Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Stock Warrants, holders of such Stock Warrants will not have any rights of holders of Preferred Stock or Common Stock, including the right to receive payments of dividends, if any, on Preferred Stock or Common Stock, or to exercise any applicable right to vote.

     To protect the Company's status as a REIT, restrictions on ownership of Stock Warrants similar to the restrictions on ownership of Common Stock and Preferred Stock will be imposed and enforced. See "Description of Common Stock-Restrictions on
Transfer" and "Description of Preferred Stock-Restrictions on
Transfer."

Exercise of Stock Warrants

     Each Stock Warrant will entitle the holder thereof to purchase such number of shares of Preferred Stock or Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the applicable Prospectus Supplement. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Stock Warrants will become void.

     Stock Warrants may be exercised by delivering to the Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Preferred Stock or Common Stock, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the Stock Warrant certificate. Stock Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five business days of the certificate evidencing such Stock Warrants. Upon receipt of such payment and the certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Preferred Stock or Common Stock, as the case may be, purchasable upon such exercise. If fewer than all of the Stock Warrants represented by such certificate are exercised, a new certificate will be issued for the remaining amount of Stock Warrants.

Amendments and Supplements to Warrant Agreement

     The Warrant Agreements may be amended or supplemented without the consent of the holders of the Stock Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Stock Warrants and that do not adversely affect the interests of the holders of the Stock Warrants.

Adjustments

     Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including (i) payment of a dividend on the Common Stock payable in stock and stock splits, combinations or reclassifications of the Common Stock; (ii) issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase shares of Common Stock at less than their current market price (as defined in the Warrant Agreement for such series of Common Stock Warrants); and (iii) certain distributions of evidences of indebtedness or assets (including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in Common Stock) or of subscription rights and warrants (excluding those referred to above).

     No adjustment in the exercise price of, or the number of shares of Common Stock covered by, a Common Stock Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

     In the event of any (i) consolidation or merger of the Company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding Common Stock); (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company; or (iii) reclassification, capital reorganization or change of the Common Stock (other than solely a change in par value or from par value to no par value), then any holder of a Common Stock Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Common Stock Warrant the kind and amount of stock or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Common Stock Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Common Stock Warrant following any such event consists of common stock of the surviving entity, then from and after the occurrence of such event, the exercise price of such Common Stock Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common stock were Common Stock.


                      DESCRIPTION OF RIGHTS

     As set forth under "Plan of Distribution" below, the Company may sell the Offered Securities to investors directly through Rights. If Offered Securities are to be sold through Rights, such Rights will be distributed as a dividend to the Company's stockholders for which such stockholders will pay no separate consideration. The Prospectus Supplement with respect to the offer of Offered Securities pursuant to Rights will set forth the relevant terms of the Rights, including (i) the kind and number of Offered Securities which will be offered pursuant to the Rights, (ii) the period during which and the price at which the Rights will be exercisable, (iii) the number of Rights then outstanding, (iv) any provisions for changes to or adjustments in the exercise price of the Rights and (v) any other material terms of the Rights. See "Plan of Distribution."
              CERTAIN PROVISIONS OF MARYLAND LAW AND OF
          THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The following paragraphs summarize certain provisions of Maryland law and the Company's Articles of Incorporation and Bylaws. The summary does not purport to be complete and reference is made to Maryland law and the Company's Articles of Incorporation and Bylaws for complete information.

Board of Directors

     The Company's Bylaws provide that the number of directors of the Company may be established by the Board of Directors but may not be fewer than three nor more than fifteen. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority of the entire Board of Directors. The Company's Articles of Incorporation require that the Board of Directors consist of a majority of directors who are not affiliated with JMB Realty or its affiliates. Directors are elected at each annual meeting of stockholders to serve a one-year term or until their successors are duly elected and qualified. Holders of Common Stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of Common Stock and Unit Voting Stock voting together as a single class are able to elect all of the successors of the directors. Directors may be removed only for cause and only with the affirmative vote of the holders of a majority of the shares of Common Stock and Unit Voting Stock voting together as a single class.

Business Combinations

     Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the company's stock (an "Interested Stockholder") must be (a) recommended by the directors of such company and (b) approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock other than stock held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the company's common stockholders receive a minimum price (as defined in the statute) for their stock and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for his stock. In addition, an Interested Stockholder or any affiliate thereof may not engage in a "business combination" with the company for a period of five years following the date he becomes an Interested Stockholder. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the Board of Directors of the Company prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Company's Articles of Incorporation exempt JMB Realty and its affiliates from the foregoing restrictions.

Control Share Acquisitions

     The MGCL imposes limitations on the voting rights of shares acquired in a "control share acquisition." The MGCL defines a "control share acquisition" at the 20%, 33-1/3%, and 50% acquisition levels, and requires a two-thirds stockholder vote (excluding stock owned by the acquiring person and certain members of management) to accord voting rights to stock acquired in a control share acquisition. The MGCL also requires Maryland corporations to hold a special meeting at the request of an actual or proposed control share acquiror generally within 50 days after a request is made with the submission of an "acquiring person statement," but only if the acquiring person (a) posts a bond of the cost of the meeting and (b) submits a definitive financing agreement to the extent that financing is not provided by the acquiring person. In addition, unless the articles of incorporation or bylaws provide otherwise, the MGCL gives the Maryland corporation, within certain time limitations, various redemption rights if there is a stockholder vote on the issue and the grant of voting rights is not approved, or if an "acquiring person statement" is not delivered to the target company within 10 days following a control share acquisition. Moreover, unless the articles of incorporation or bylaws provide otherwise, the MGCL provides that if, before a control share acquisition occurs, voting rights are accorded to the control shares which result in the acquiring person having a majority of voting power, then minority stockholders are entitled to appraisal rights. The Company's Articles of Incorporation contain a provision exempting an acquisition of Common Stock by JMB Realty or its affiliates from the foregoing provisions.

Amendment to the Company's Articles of Incorporation

     The Company's Articles of Incorporation, including the provisions relating to the removal of directors, may be amended only by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

Termination of the Company

     The Company's Articles of Incorporation permit the termination of the Company and the discontinuation of the operations of the Company only upon the adoption of a resolution of dissolution by the Board of Directors and (i) the affirmative vote, at a meeting of stockholders called for that purpose, of a majority of the voting power of the Company entitled to vote or
(ii) the unanimous consent of the voting power of the Company entitled to vote.

Advance Notice of Director Nominations and New Business

     The Company's Bylaws provide that (a) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to the Company's notice of the meeting, (ii) by the Board of Directors or (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws, and (b) with respect to special meetings of stockholders, only the business specified in the Company's notice of meeting may be brought before the meeting of stockholders, and nominations of persons for election to the Board of Directors may be made only on terms similar to those for annual meetings.


                FEDERAL INCOME TAX CONSIDERATIONS

     The following is a description of the material Federal income tax consequences to the Company and its stockholders of the treatment of the Company as a REIT. The discussion is general in nature and not exhaustive of all possible tax considerations, nor does the discussion give a detailed description of any state, local, or foreign tax considerations. The discussion does not discuss all aspects of Federal income tax law that may be relevant to a prospective stockholder in light of his particular circumstances or to certain types of stockholders (including insurance companies, financial institutions or broker-dealers, tax exempt organizations, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the Federal income tax laws nor does the discussion address special considerations, if any, which may relate to the purchase of Preferred Stock or Stock Warrants.

     THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, AND EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO IT OF THE PURCHASE, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     If certain detailed conditions imposed by the REIT provisions of the Code are met, entities, such as the Company, that invest primarily in real estate and that otherwise would be treated for Federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT taxable income" that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (i.e., at both the corporate and stockholder levels) that generally results from the use of corporations.

     If the Company fails to qualify as a REIT in any year, however, it will be subject to Federal income taxation as if it were a domestic corporation, and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. In this event, the Company could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to its stockholders would be reduced or eliminated.

     The Company has elected REIT status effective for the taxable years ended December 31, 1993 and December 31, 1994, and the Board of Directors of the Company believes that the Company has operated and expects that the Company will continue to operate in a manner that will permit the Company to elect REIT status in each taxable year thereafter. There can be no assurance, however, that this belief or expectation will be fulfilled, since qualification as a REIT depends on the Company continuing to satisfy numerous asset, income and distribution tests described below, which in turn will be dependent in part on the Company's operating results.

Taxation of the Company

     General. In any year in which the Company qualifies as a REIT it will not, in general, be subject to Federal income tax on that portion of its REIT taxable income or capital gain which is distributed to stockholders. The Company may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed.

     Notwithstanding its qualification as a REIT, the Company may also be subject to taxation in certain other circumstances. If the Company should fail to satisfy either the 75% or the 95% gross income test (as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which the Company fails either the 75% or the 95% test, multiplied by a fraction intended to reflect the Company's profitability. The Company will also be subject to a tax of 100% on net income from any "prohibited transaction" as described below, and if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate. In addition, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company may also be subject to the corporate alternative minimum tax, as well as tax in certain situations not presently contemplated. The Management Company will be taxed on its income at regular corporate rates. The Company will use the calendar year both for Federal income tax purposes and for financial reporting purposes.

     In order to qualify as a REIT, the Company must meet, among others, the following requirements:

     Stock Ownership Tests. The Company's stock must be held by a minimum of 100 persons for at least 335 days in each taxable year (or a proportional number of days in any short taxable year). In addition, at all times during the second half of each taxable year, no more than 50% in value of the outstanding stock of the Company may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals, which for this purpose includes certain tax-exempt entities. However, for purposes of this test, any stock held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. These share ownership requirements need not be met until the second taxable year of the Company for which a REIT election is made.

     In order to attempt to ensure compliance with the foregoing stock ownership tests, the Company has placed certain restrictions on the transfer of its stock to prevent additional concentration of stock ownership. Moreover, to evidence compliance with these requirements, under Treasury regulations the Company must maintain records which disclose the actual ownership of its outstanding stock. In fulfilling its obligations to maintain records, the Company must and will demand written statements each year from the record holders of designated percentages of its stock disclosing the actual owners of such stock (as prescribed by Treasury regulations). A list of those persons failing or refusing to comply with such demand must be maintained as a part of the Company's records. A stockholder failing or refusing to comply with the Company's written demand must submit with his tax return a similar statement disclosing the actual ownership of Company stock and certain other information. In addition, the Company's Articles of Incorporation contain restrictions regarding the transfer of its stock that are intended to assist the Company in continuing to satisfy the stock ownership requirements. See "Description of Common Stock-Restrictions on Transfer" and "Description of Preferred Stock-Restrictions on Transfer."

     Asset Tests. At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature of its assets (with "assets" being determined in accordance with generally accepted accounting principles). First, at least 75% of the value of the Company's total assets must be represented by interests in real property, interests in mortgages on real property, stock in other REITs, cash, cash items, government securities and qualified temporary investments. Second, although the remaining 25% of the Company's assets generally may be invested without restriction, securities in this class may not exceed, in the case of securities of any one non-government issuer, (i) 5% of the value of the Company's total assets or (ii) 10% of the outstanding voting securities of any one such issuer. Where the Company invests in a partnership (such as the Operating Partnership), it will be deemed to own a proportionate share of the partnership's assets. See "-Tax Aspects of the Company's Investments in Partnerships-General." Accordingly, the Company's investment in the Properties through its interest in the Operating Partnership is intended to constitute an investment in qualified assets for purposes of the 75% asset test.




     The Operating Partnership owns a 99% limited partnership interest in Penn Square Mall Limited Partnership ("PSMLP"), which owns 100% of the non-voting preferred stock of the Management Company and none of the voting common stock of the Management Company. See "The Company." By virtue of its partnership interest in the Operating Partnership and the Operating Partnership's interest in PSMLP, the Company is deemed to own its pro rata share of the assets of the Operating Partnership, including the securities of the Management Company described above. Because PSMLP does not own any of the voting securities of the Management Company and the preferred stock's approval right is limited to certain fundamental corporate actions that could adversely affect the preferred stock as a class, the 10% limitation on holdings of voting securities of any one issuer should not be exceeded.

     Based upon its analysis of the total estimated value of the Management Company securities owned by the Operating Partnership through PSMLP relative to the estimated value of the total assets owned by the Operating Partnership and the other assets of the Company, the Company believes that the Company's pro rata share of the non-voting preferred stock of the Management Company and a $10 million subordinated note (the "Subordinated Note") of the Management Company owned by the Operating Partnership does not exceed, on the date of this Prospectus, 5% of the value of the Company's total assets. This 5% limitation must be satisfied not only as of the date that the Company (directly or through the Operating Partnership or PSMLP) acquired securities of the Management Company, but also at the end of any quarter in which the Company increases its interest in the Management Company or so acquires other property. In this respect, if the holder of a right to exchange Units for Common Stock exercises such rights, the Company will thereby increase its proportionate (indirect) ownership interest in the Management Company, thus requiring the Company to meet the 5% test in any quarter in which such exchange option is exercised. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in the Management Company.

     Gross Income Tests. There are three separate percentage tests relating to the sources of the Company's gross income which must be satisfied for each taxable year. For purposes of these tests, where the Company invests in a partnership, the Company will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of the Company as it has in the hands of the partnership. See "-Tax Aspects of the Company's Investments in Partnerships-General" below. The three tests are as follows:

     The 75% Test. At least 75% of the Company's gross income for the taxable year must be "qualifying income." Qualifying income generally includes (i) rents from real property (except as modified below); (ii) interest on obligations secured by mortgages on, or interests in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) dividends or other distributions on stock in other REITs, as well as gain from the sale of such stock; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property ("foreclosure property");
(vii) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property; and (viii) certain qualified temporary investment income attributable to the investment of new capital received by the Company in exchange for its stock during the one-year period following the receipt of such capital.



     Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% gross income test described below) if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property for purposes of the 75% and 95% gross income tests, the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no income, except that the "independent contractor" requirement does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience."

     The Company believes for purposes of the 75% and 95% gross income tests, that any services provided on the Operating Partnership's properties and any other services and amenities provided by the Operating Partnership or its agents with respect to such properties are and will continue to be of the type usually or customarily rendered in connection with the rental of space for occupancy only. The Company intends to monitor the services and amenities provided on the properties of the Operating Partnership. The Company intends that services that cannot be provided directly by the Operating Partnership, the Management Company or other agents will be performed by independent contractors.

     The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest, or gains from the sale or other disposition of stock or other securities that are not dealer property. Dividends and interest on any obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test.

     For purposes of determining whether the Company complies with the 75% and the 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property (excluding foreclosure property); however, it does not include a sale of property if such property is held by the Company for at least four years and certain other requirements (relating to the number of properties sold in a year, their tax bases, and the cost of improvements made thereto) are satisfied. See "-Taxation of the Company-General" and "-Tax Aspects of the Company's Investments in Partnerships-Sale of the Properties."

     The Company believes that, for purposes of both the 75% and the 95% gross income tests, its investment in the Properties through the Operating Partnership will in major part give rise to qualifying income in the form of rents, and that gains on sales of the Properties, or of the Company's interest in the Operating Partnership, generally will also constitute qualifying income. However, with respect to certain Properties as to which the Operating Partnership does not have decision making control, it may not be possible to assure that gross income continues to qualify under these tests.




     The Management Company receives and anticipates continuing to receive fee income in consideration of the performance of property management and other services with respect to properties not owned by the Company or the Operating Partnership; however, substantially all income derived by the Company from the Management Company will be in the form of dividends on the preferred stock owned by the Operating Partnership through PSMLP and interest on the Subordinated Note. Such dividends and interest income will satisfy the 95%, but not the 75%, gross income test (as discussed above). In addition, the Company's share of any income realized on interest rate swap or cap agreements, including income received at the time of entering into such agreements, will satisfy the 95%, but not the 75%, gross income test. The Company intends to closely monitor its non-qualifying income and anticipates that non-qualifying income on its other investments and activities, including such dividend income, interest income and interest rate swap or cap income (if any), will not result in the Company failing either the 75% or 95% gross income test.

     Even if the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) the Company's failure to comply was due to reasonable cause and not to willful neglect; (ii) the Company reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. If these relief provisions apply, however, the Company will nonetheless be subject to a 100% tax on the greater of the amount by which it fails either the 75% or 95% gross income test, multiplied by a fraction intended to reflect the Company's profitability.

     The 30% Test. The Company must derive less than 30% of its gross income for each taxable year from the sale or other disposition of (i) real property held for less than four years (other than foreclosure property and involuntary conversions);
(ii) stock or securities (including an interest rate swap or cap agreement) held for less than one year; and (iii) property in a prohibited transaction. The Company does not anticipate that it will have difficulty in complying with this test. However, if extraordinary circumstances were to occur that give rise to dispositions of Properties held for less than four years (for example, on account of the inability to obtain refinancing), the 30% test could become an issue.

     Annual Distribution Requirements. In order to qualify as a REIT, the Company is required to make distributions (other than capital gain dividends) to its stockholders each year in an amount at least equal to (A) the sum of (i) 95% of the Company's REIT taxable income (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

     The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements described in the first sentence of the preceding paragraph. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible that the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing the Company's REIT taxable income on the other hand; due to the Operating Partnership's inability to control cash distributions with respect to those Properties as to which it does not have decision making control; or for other reasons. To avoid a problem with the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, intends to borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

     If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the Service, the Company may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

     Failure to Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company, nor generally will they be required to be made under the Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from re-electing taxation as a REIT for the four taxable years following the year during which qualification was lost.

Tax Aspects of the Company's Investments in Partnerships

     General. The Company holds a partnership interest in the Operating Partnership. See "The Company." In general, a partnership is a "pass-through" entity which is not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include its proportionate share of the foregoing partnership items for purposes of the various REIT gross income tests and in the computation of its REIT taxable income. See "-Taxation of the Company-General" and "-Gross Income Tests."

     Accordingly, any resultant increase in the Company's REIT taxable income from its interest in the Operating Partnership (whether or not a corresponding cash distribution is also received from the Operating Partnership) will increase its distribution requirements (see "-Taxation of the Company-Annual Distribution Requirements"), but will not be subject to Federal income tax in the hands of the Company provided that an amount equal to such income is distributed by the Company to its stockholders. Moreover, for purposes of the REIT asset tests (see "-Taxation of the Company-Asset Tests"), the Company will include its proportionate share of assets held by the Operating Partnership.

     Entity Classification. The Company's interest in the Operating Partnership involves special tax considerations, including the possibility of a challenge by the Service of the status of the Operating Partnership as a partnership (as opposed to an association taxable as a corporation for Federal income tax purposes). If the Operating Partnership were to be treated as an association, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change, which would preclude the Company from satisfying the REIT asset tests and the REIT gross income tests (see "-Taxation of the Company-Asset Tests" and "-Gross Income Tests"), which in turn would prevent the Company from qualifying as a REIT. (See "-Taxation of the Company-Failure to Qualify" above, for a discussion of the effect of the Company's failure to meet such tests.)

     Tax Allocations with Respect to the Properties. Pursuant to
Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as certain of the Properties), must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic arrangements among the partners. The formation of the Operating Partnership included contributions of appreciated property (including certain Properties or interests therein). Consequently, the Partnership Agreement requires certain allocations to be made in a manner consistent with Section 704(c) of the Code.

     In general, certain contributors of certain of the Properties or interests therein will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership on the contributed assets (including certain of the Properties). This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale or a deemed sale, and accordingly variations from normal Section 704(c) principles may arise, which could result in the allocation of additional taxable income to the Company in excess of corresponding cash proceeds in certain circumstances.

     Treasury regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the method under current law. The Operating Partnership and the Company will use the remedial method for making allocations under
Section 704(c) with respect to the existing Properties.

     With respect to any property purchased by the Operating Partnership subsequent to the admission of the Company to the Operating Partnership, in general, such property will initially have a tax basis equal to its fair market value and Section 704(c) of the Code will not apply.

     Sale of the Properties. The Company's share of any gain realized by the Operating Partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Taxation of the Company-General" and "Gross Income Tests-The 95% Test." Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, operating and developing the Properties and other retail properties, and to make such occasional sales of the Properties and other properties acquired subsequent to the date hereof as are consistent with the Company's investment objectives. The Operating Partnership (or partnerships in which the Operating Partnership holds an interest) may sell certain parcels of land incidental to the Properties, and while the Company does not currently anticipate that a material portion of such parcels would result in sales of dealer properties subject to the tax on prohibited transactions, it might be asserted, particularly in the case of partnerships in which the Operating Partnership holds an indirect interest and is not a managing partner, that the Company's share of gain realized on the sale is subject to such tax. However, based upon the Company's investment objectives, the Company believes that overall the Properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

Taxation of Stockholders

     Taxation of Taxable Domestic Stockholders. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock of the Company. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that the Company makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of a stockholder's Common Stock by the amount of such excess distribution (but not below zero), with distributions in excess of the stockholder's tax basis being taxed as capital gains (if the Common Stock is held as a capital asset). In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to Company stockholders.

     In general, any loss upon a sale or exchange of Common Stock by a stockholder who has held such Common Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gains.

     Backup Withholding. The Company will report to its domestic stockholders and to the Service the amount of dividends paid for each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such stockholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding is available as a credit against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to the Company. See "Certain United States Tax Considerations for Non-U.S. Stockholders-Distributions from the Company-Capital Gain Dividends" below.

     Taxation of Tax-Exempt Stockholders. The Service has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute unrelated business taxable income ("UBTI"). Subject to the discussion below regarding a "pension-held REIT," based upon such ruling and the statutory framework of the Code, distributions by the Company to a stockholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its stock with "acquisition indebtedness" within the meaning of the Code, that the stock is not otherwise used in an unrelated trade or business of the tax-exempt entity, and that the Company, consistent with its present intent, does not hold a residual interest in a REMIC.

     However, if any pension or other retirement trust that qualifies under Section 401(a) of the Code ("qualified pension trust") holds more than 10% by value of the interests in a "pension-held REIT" at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a "pension-held REIT" is defined as a REIT if (i) such REIT would not have qualified as a REIT but for the provisions of the Code which look through such a qualified pension trust in determining ownership of stock of the REIT and (ii) at least one qualified pension trust holds more than 25% by value of the interests of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT.

Other Tax Considerations

     The Management Company. A portion of the cash to be used by the Operating Partnership to fund distributions to partners, including the Company, is expected to come from the Management Company through dividends on the preferred stock of the Management Company held by the Operating Partnership through PSMLP and from interest on the Subordinated Note. In addition, the Management Company will receive income from the Company, the Operating Partnership and unrelated third parties. Because the Company, the Operating Partnership and the Management Company are related through stock or partnership ownership, income of the Management Company from services performed for the Company and the Operating Partnership may be subject to certain rules under which additional income may be allocated to the Management Company. On account of such ownership relationships, the allocation of certain expenses and reimbursements thereof among the Company, the Management Company and the Operating Partnership could be subject to additional scrutiny by the Service. Further, such ownership relationships may preclude the recognition of loss (if any) on the sale of land parcels by the Management Company to the Operating Partnership or the Company, and to the extent that tax-exempt entities and foreign persons hold Company stock, a portion of the interest expense deduction on the Subordinated Note could be reduced.

     The Management Company will pay Federal and state income taxes at the full applicable corporate rates on its income prior to payment of any dividends. Such income could arise from the Management Company's operations as well as from the sale or distribution in kind of land parcels by the Management Company. The Management Company will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent that the Management Company is required to pay Federal, state, or local taxes, the cash available for distribution by the Company to stockholders will be reduced accordingly.

     Possible Legislative or Other Actions Affecting Tax Consequences. Prospective stockholders should recognize that the present Federal income tax treatment of investment in the Company may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. No assurance can be given as to the form or content (including with respect to effective dates) of any tax legislation which may be enacted. Revisions in Federal tax laws and interpretations thereof could adversely affect the tax consequences of investment in the Company.

     State and Local Taxes. The Company and its stockholders may be subject to state or local taxation, and the Company and the Operating Partnership may be subject to state or local tax withholding requirements, in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Common Stock.


            CERTAIN UNITED STATES TAX CONSIDERATIONS
                    FOR NON-U.S. STOCKHOLDERS

     The following is a discussion of certain anticipated U.S. Federal income and U.S. Federal estate tax consequences of the ownership and disposition of stock applicable to Non-U.S. Stockholders of such stock. A "Non-U.S. Stockholder" is (i) any individual who is neither a citizen nor resident of the United States, (ii) any corporation or partnership other than a corporation or partnership created or organized in the United States or under the laws of the United States or any state thereof or under the laws of the District of Columbia or (iii) any estate or trust that is not "resident" in the United States. The discussion is based on current law and is for general information only. The discussion does not address other aspects of U.S. Federal taxation other than income and estate taxation or all aspects of U.S. Federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Stockholder.

     PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX
ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S.
INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF HOLDING AND
DISPOSING OF STOCK.

Distributions from the Company

     Ordinary Dividends. The portion of dividends received by Non-U.S. Stockholders payable out of the Company's earnings and profits that are not attributable to capital gains of the Company and that are not effectively connected with a U.S. trade or business of the Non-U.S. Stockholder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty or the Non-U.S. Stockholder files an Internal Revenue Service Form 4224 with the Company certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such Non-U.S. Stockholder). Under certain limited circumstances, the amount of tax withheld may be refundable, in whole or in part, because of the tax status of certain partners or beneficiaries of Non-U.S. Stockholders that are either foreign partnerships or foreign estates or trusts. In general, Non-U.S. Stockholders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of stock. In cases where the dividend income from a Non-U.S. Stockholder's investment in stock is (or is treated as) effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax (unless reduced by treaty) in the case of a Non-U.S. Stockholder that is a foreign corporation).





     Under currently applicable Treasury regulations, withholding agents are required to determine the applicable withholding rate pursuant to the appropriate tax treaty, and withhold the appropriate amount. Treasury regulations proposed in 1984, which have not been adopted, and are, therefore, not currently effective, would, if and when they become effective, require Non-U.S. Stockholders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would contain the holder's name and address and other pertinent information, to be certified by such holder under penalties of perjury, and an official statement by the competent authority (as defined in the applicable treaty) in the foreign country attesting to the holder's status as a resident thereof.

     Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), any distribution made by the Company to a Non-U.S. Stockholder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") by the Company ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Stockholder and subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of such distribution to the extent it constitutes USRPI Capital Gains. Such distribution may also be subject to the 30% branch profits tax (unless reduced by treaty) in the case of a Non-U.S. Stockholder that is a foreign corporation.

     Non-Dividend Distributions. Any distributions by the Company that exceed both current and accumulated earnings and profits of the Company will not be taxed as either ordinary dividends or capital gain dividends. See "Federal Income Tax Considerations-Taxation of Stockholders-Taxation of Taxable Domestic Stockholders." However, if it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding. Should this occur, the Non-U.S. Stockholder may seek a refund of over withholding from the Service once it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

Dispositions of Stock

     Unless the stock constitute USRPIs, a sale or exchange of stock by a Non-U.S. Stockholder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute USRPIs if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by Non-U.S. Stockholders. It is currently anticipated that the Company will be a domestically controlled REIT and, therefore, that the sale of stock will not be subject to taxation under FIRPTA. No assurance can be given that the Company will continue to be a domestically controlled REIT.

     If the Company does not constitute a domestically controlled REIT, a Non-U.S. Stockholder's sale or exchange of stock generally will still not be subject to tax under FIRPTA as a sale of USRPIs provided that (i) the Company's stock are "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the NYSE, on which the Common Stock is listed) and (ii) the selling Non-U.S. Stockholder held 5% or less of the Company's outstanding stock at all times during a specified testing period.




     If gain on the sale or exchange of stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, and the purchaser of stock could be required to withhold 10% of the purchase price and remit such amount to the Service. The branch profits tax would not apply to such sales or exchanges.

     Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Stockholder in two cases: (i) if the Non-U.S. Stockholder's investment in stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Stockholder, the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain or (ii) if the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to 30% tax on the individual's capital gain (unless reduced or eliminated by treaty).

Federal Estate Tax

      Stock owned or treated as owned by an individual who is not a citizen or "resident" (as specifically defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. Federal estate tax on the property includable in the estate for U.S. Federal estate tax purposes.

Information Reporting and Backup Withholding

     The Company must report annually to the Service and to each Non-U.S. Stockholder the amount of dividends (including any capital gain dividends) paid to, and the tax withheld with respect to, each Non-U.S. Stockholder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Stockholder resides.

     U.S. backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting will generally not apply to dividends (including any capital gain dividends) paid on stock to a Non-U.S. Stockholder at an address outside the United States.

     The payment of the proceeds from the disposition of stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Stockholder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of a payment of proceeds from the disposition of stock to or through a non-U.S. office of a broker which is (i) a U.S. person, (ii) a "controlled foreign corporation" for U.S. Federal income tax purposes or (iii) a foreign person 50% or more of whose gross income for certain periods is derived from a U.S. trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the holder is a Non-U.S. Stockholder (and the broker has no actual knowledge to the contrary) and certain other conditions are met, or the holder otherwise establishes an exemption. Under proposed Treasury regulations, a payment of the proceeds from the disposition of stock to or through such broker will be subject to backup withholding if such broker has actual knowledge that the holder is a U.S. person.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Stockholder's U.S. Federal income tax liability, provided that required information is furnished to the Service.

     These backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to stock is subject to change.


                      PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Direct sales to investors may be accomplished through subscription offerings or through Rights distributed to the Company's stockholders. In connection with subscription offerings or the distribution of Rights to stockholders, if all of the underlying Offered Securities are not subscribed for, the Company may sell such unsubscribed Offered Securities to third parties directly or through underwriters or agents and, in addition, whether or not all of the underlying Offered Securities are subscribed for, the Company may concurrently offer additional Offered Securities to third parties directly or through underwriters or agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices related to the prevailing market prices at the time of sale or at negotiated prices (any of which may represent a discount from the prevailing market prices). The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon such terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.


                             EXPERTS

     The consolidated financial statements and schedule of Urban Shopping Centers, Inc. and consolidated partnerships as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.


                          LEGAL MATTERS

     Certain legal matters relating to the validity of the Offered Securities will be passed upon for the Company by Mayer, Brown & Platt. Mayer, Brown & Platt has in the past represented and is currently representing the Company and certain of its affiliates.



























     No dealer, salesperson or other individual has been au thorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus in connection with the offer made by this Prospectus Supplement and the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any agent, dealer or underwriter. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus Supplement and the Prospectus do not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.
                      --------------------


                        TABLE OF CONTENTS
                                                            Page
                      Prospectus Supplement

The Company                                                 S-3
The Properties                                              S-3
Recent Developments                                         S-6
Use of Proceeds                                             S-7
Price Range of Common Stock and Distribution                S-7
Underwriting                                                S-8
Safe Harbor Statement Under the Private Securities Litigation
  Reform Act of 1995                                        S-9
Legal Matters                                               S-9
Experts                                                     S-9
Index to Financial Statements                               F-1

                           Prospectus

Available Information                                         2
Incorporation by Reference                                    2
The Company                                                   3
Use of Proceeds                                               3
Capital Stock of the Company                                  3
Description of Common Stock                                   3
Description of Preferred Stock                                5
Description of Depositary Shares                             10
Description of Stock Warrants                                12
Description of Rights                                        14
Certain Provisions of Maryland Law and of The Company's Articles
of Incorporation and Bylaws                                  14
Federal Income Tax Considerations                            16
Certain United States Tax Considerations for Non-U.S.
Stockholders                                                 24
Plan of Distribution                                         26
Experts                                                      27
Legal Matters                                                27












                        3,000,000 Shares

                  URBAN SHOPPING CENTERS, INC.

                          Common Stock






                      --------------------


                      PROSPECTUS SUPPLEMENT
                        November 21, 1996

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                         Lehman Brothers